

April 26, 2022

Shelly M. Chadwick
Chief Financial Officer
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, Ohio 44124

> **Re: Materion Corporation**
> **Form 10-K for the Year Ended December 31, 2021**
> **Response dated April 7, 2022**
> **File No. 001-15885**

Dear Ms. Chadwick:

We have reviewed your April 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note H - Incomes Taxes, page 56

1. We note your response to comment 2. Since your investment and master supply agreements appeared to exist in fiscal 2020 and it appears the customer provided prepayments in fiscal 2020, please clarify for us why there was not an associated deferred tax asset related to these agreements in the prior year.

Note S - Fair Value Information and Derivative Financial Instruments, page 73

2. We note your response to comment 5. Please tell us whether the precious metal consignors have the ability to unilaterally demand return of consigned inventory or

terminate the consignment arrangements. In doing so, tell us the historical frequency of such returns and terminations and summarize the related contractual terms. For example, explain if you have the option to either return the precious metals or deliver cash and, if so, specify how cash payments are derived. Also explain if you have the practical ability to return the consigned precious metals, particularly those that would need to be extracted from work-in-process or finished goods inventory. A summary of your manufacturing and product sale life cycle for consigned inventory would be helpful for our understanding of these arrangements. For example, tell us the standard timeframe necessary to convert consigned raw materials into work-in-process and finished goods and the percentage range of consigned inventory held as raw material versus work-in-process and finished goods during the historical periods presented.

 You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing